Exhibit 3.1

ARTICLES OF INCORPORATION

(September 9, 2009, as amended July 14, 2017)

ARTICLE ONE

The name of this corporation is TraqIQ, Inc. [As amended July 14, 2017]

ARTICLE TWO

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE THREE

The name and address in this state of this Corporation’s initial agent for service of process is:

Donald P. Hateley, Esq.

201 Santa Monica Boulevard, Suite 300

Santa Monica, CA 90401-2224

ARTICLE FOUR

(a) This Corporation is authorized to issue two classes of shares, designated respectively “Common Stock” and “Preferred Stock.” 300,000,000 shares of $0.0001 par value Common Stock may be issued. 10,000,000 shares of $0.0001 par value Preferred Stock may be issued. [As amended July 14, 2017]

(b) The board of directors may divide the Preferred Stock into any number of series. The board shall fix the designation and number of shares of each such series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of shares of that series, but not below the number of then outstanding shares of such series.

ARTICLE FIVE

The liability of the Directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the Corporation and its stockholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits of such excess indemnification set forth in Section 204 of the Corporations Code.

ARTICLE SIX

(a) Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment pursuant to the Corporations Code, all issued and outstanding shares of Common Stock, no par value per share (the “Pre-Reverse Split Stock”), shall be and hereby are automatically combined and reclassified (the “Reverse Stock Split”), such that each twenty (20) shares of Pre-Reverse Split Stock shall be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.0001 per share (the “New Common Stock”), without any action by the holders thereof. The Corporation shall not issue fractional shares of New Common Stock in connection with the Reverse Stock Split. Each stockholder entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split shall receive a share rounded up to the next whole number. No shareholder shall receive less than 50 shares of New Common Stock as a result of the Reverse Stock Split. [As amended July 14, 2017]